Contact

www.linkedin.com/in/
jonathanmarcos (LinkedIn)
www.ecoist.com (Company)

Top Skills

Start-ups
Social Media Marketing
Digital Marketing

Languages

Spanish (Native or Bilingual)
Hebrew (Native or Bilingual)
English (Native or Bilingual)

Certifications

Developing Your Musicianship

Jonathan Marcoschamer

Founder at OpenSeed - Wellness / Music / Design / Tech / Web3
Miami

Summary

Living and working at the intersection of design, wellness, technology, and music. Passionate about embracing the triple bottom line - People, Profit, and Planet. Over 20 years of experience working in the start-up ecosystem as an analyst, consultant, executive, and entrepreneur. Co-founded multiple companies including Ecoist, an eco- friendly accessory brand, Rock50, a fitness concept backed by Zumba, and WhereMindsCreate, an interactive marketing agency. Interviewed on CNN, Fox Business News, Sundance Channel, and Univision.

Experience

OpenSeed
CEO & Founder
July 2018 - Present (4 years 1 month)
Miami/Fort Lauderdale Area

OpenSeed has developed meditation pods for the workplace and other commercial spaces. These pods are designed to quickly induce calm & facilitate access to elevated states of mental wellbeing. We are part of the solution to the worldwide mental health crisis and the $4 trillion a year wellness market.

We are a community of entrepreneurs, designers, engineers, meditation teachers, sound healers, and musicians. Our mission is to create a positive and lasting impact for millions of people through science and the transformative power of meditation.

Local Measure
Director of Business Development
June 2015 - December 2017 (2 years 7 months)
Miami, FL

Local Measure provides real-time, location-based intelligence to businesses worldwide. Our platform merges local content, social media and mobile technology, to provide some of the world’s largest brands with live access to

data, rich content and analytics at a local level. Clients include Intercontinental Hotels, Accor, Hlton, Club Med, Hard Rock Resorts, Hyatt, and Virgin Hotels, among others.

* Helped establish the US and Latam market for the Sydney-based market intelligence SaaS platform. Employee #2 in the U.S.

* Developed and executed the region’s marketing and SDR program to generate over $500K in MRR pipeline.

* Built relationships with customers as well as sales and marketing teams.

* Developed in-depth knowledge of company offerings to identify profitable business opportunities. Researched emerging trends and recommending new company offerings to satisfy customers’ needs.

* Developed and managed strategic partnerships to grow business.

Rokk3r Labs
Consultant
October 2014 - January 2015 (4 months)

Rokk3r Labs launches companies through its comprehensive cobuilding approach, leveraging sound business practices and entrepreneurial experience with a proven and profound understanding of the modern digital world. Rokk3r Labs’ specialized team of engineers, creatives, and strategists propel ideas into amazing companies. Structured to mitigate risks and maximize business opportunities, Rokk3r Labs is committed to the future of its portfolio companies.

Lead projects for the company's THINK Phase. The Think Phase is a smart combination of a scientific-like approach, developed thanks to Rokk3r Labs’ extensive experience in the digital world, and the understanding that every idea, company and entrepreneur is different.

THINK applies a systematic and holistic approach to convert an idea into a successful company. It is a methodology to vet but also to morph ideas with potential and steer them by defining such factors as value proposition, product

versioning, user-based design, technological platform and structure, go-to-market strategy and growth strategy.

Rock:50 (wholly-owned subsidiary of Zumba Fitness LLC)
Managing Director
February 2013 - October 2014 (1 year 9 months)
Hallandale, FL

Hired by the CEO of Zumba Fitness to lead the development of a new fitness concept. Led the Rock:50 venture from initial idea stage to launching the first test location to serve as an “incubator” for an eventual acquisition, franchising, or joint venture opportunity.

* Opened first location and was responsible for lease negotiation, permits, build out, purchasing fitness equipment, hiring and training staff, and setting up all systems and operations processes.
* Managed all day-to-day operations of the business - customer service, vendor relations, trainer payroll, purchasing, accounts payable.
* Developed and executed the company's Email Marketing and Social Media Marketing Strategies.
* Developed business plan including pricing model, marketing strategy, financial projections, competitive landscape, and long-term growth opportunities.

Rock:50 is group weight training concept developed to meet an important need in the Fitness Industry.
With the growing popularity of group fitness concepts such as Crossfit, Orange Theory, Barry’s Bootcamp and Flywheel, Rock:50 was founded to make traditional weight training significantly more efficient, effective and enjoyable by offering group sessions in a high energy environment. Rock:50 is more affordable than a personal trainer and a lot more motivating, social and fun.

Ecoist
Co-Founder
July 2004 - February 2013 (8 years 8 months)
miami/fort lauderdale area

Founded in 2004, Ecoist developed eco-friendly accessories made from recycled materials collected through partnerships with The Coca-Cola Company, Mars, Frito-Lay, Disney, AVEDA, and Cliff Bar, among others.

Co-created the Ecoist Brand: naming, identity, and vision.

Generated sales of over $4.5 million over a 7 year period.

Developed co-branding and licensing agreements with Fortune 500 Companies.

Established a private label business which included clients such as General Mills, Disney, Cliff Bar.
Wholesale distribution channels in the U.S., Canada, Europe and Japan. Retailers included fashion boutiques, high-end gift stores, as well as major department stores in the UK (John Lewis department stores) and Japan (Isetan, Marui, and Mitsukoshi.)

Developed the Company's website, online marketing, and ecommerce operations including customer service & fulfillment operations with over 25,000 online customers and 400 transactions per month.

Led the company's Public Relations efforts with features in CNN, Sex and the City, Good Morning America, and dozens of other international media outlets.

Established supply chain and assembly line for the company's manufacturing operations in Mexico, Peru, and Dominican Republic.

Received various awards and recognitions including:
- Coca-Cola Company Licensee Award for Best New Licensed Product
- Best Green Handbag - IH Design Awards with Henri Bendel
- Nominated for Best Sustainable Brand - Global Fashion Awards

Press Interviews:

Interview: CNN
http://www.hlntv.com/video/2012/07/03/ecoist-company-makes-purses-out-candy-wrappers

Interview: Fox News
http://www.ecoist.com/pc/showvideo.asp?vimag=VIDEO_fox.swf

Interview: Sundance Channel
http://www.ecoist.com/pc/showvideo.asp?vimag=VIDEO_sundance.swf

Interview: CNN

https://www.youtube.com/watch?v=FkUlvwQD5MU

Case Study: Ecoist

https://www.youtube.com/watch?v=2lqg0tk-C6I

Interview NBC

http://www.ecoist.com/pc/showvideo.asp?vimag=VIDEO_GoingGreen.swf

Where Minds Create

Partner

September 2001 - 2004 (3 years)

Miami

Marcoschamer Group (aka Where Minds Create) is a collaborative of creative professionals. The company was founded in 1999 by Sammy Marcoschamer, former Director of Creative Services of The Sheraton Corporation and Starwood Hotels.

The company develops multimedia marketing solutions for hotels, resorts, condominiums, golf courses, and higher education institutions.

* Lead the development of multimedia marketing solutions including photography, video, web sites, and sound production.

Seed2Net / Arrow Ventures

Senior Analyst

January 2000 - January 2001 (1 year 1 month)

Tel-Aviv, Israel

$30 million investment fund and start-up incubator led by Alrov Group and Technorov Holdings.

* Responsible for networking in the Israel Hig-tech Industry to secure constant deal flow of new investment opportunities.

* Analyzed investment opportunities in Internet/High-tech start-ups and provided recommendations to investment fund partners.

* Worked with portfolio companies in the areas of business development, marketing, and public relations to bring their products/services to the U.S. Market.

Morfit
Marketing Manager
1998 - 2000 (2 years)
Jerusalem, Israel

* Developed and executed marketing plan for Israeli high-tech start up company.

* Responsible for marketing 3D engine to Game Developer Community and increasing downloads.

* Planned and executed all web, marketing database, email, and display advertising campaigns.

* Measured and reported performance of all marketing campaigns and assessed against goals (ROI and KPIs)

Landor Associates
Marketing Research Associate
May 1998 - December 1998 (8 months)

* Prepared marketing strategies, plans, and objectives; planning and organizing promotional presentations; updating calendars.

* Supported Brand Management consultants by providing sales data, market trends, forecasts, account analysis, new product information; relaying customer services requests.

* Researched and targeted potential customers in Latin America

Education

Babson College
Bachelor of Business Administration (B.B.A.), Entrepreneurship · (1994 - 1998)

Universidad Adolfo Ibáñez
Entrepreneurship, Business Administration and Management · (1997 - 1998)